Exhibit 99.1

Steakholder Foods Reports 2023 Financial Results and Provides Business Update

Rehovot, Israel, April 30, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in 3D-printed meat and fish technology and cultivated cell innovation, is pleased to provide an annual business update for the year ended December 31, 2023 and subsequent events. Demonstrating significant strides in both technological advancements and market presence, Steakholder Foods continues to solidify its position as a leader in the future of alternative meat and fish production.

Steakholder Foods’ CEO, Arik Kaufman, said: “As we reflect on the accomplishments of this year, I’m incredibly proud of our team’s dedication and the milestones we’ve achieved together. From forging strategic partnerships to securing substantial funding and making groundbreaking advancements in technology and intellectual property, 2023 has been a year of immense progress for Steakholder Foods. I’m excited about the future possibilities and confident in our continued success as we lead the way in the alternative meat and fish production.”

2023 and Up to Date Business Highlights

Throughout 2023, Steakholder Foods achieved significant milestones and business highlights that underscore its leadership in the alternative protein industry.

Steakholder Foods unveiled its 3D printing business model to offer its 3D commercial scale meat and fish printers and to supply the SHMeat and SHFish plant-based premixes, making a huge step forward commercialization readiness. The company also announced the optimization of funds and closure of its Belgian subsidiary, showcasing strategic financial management and streamlining of operations.

Steakholder Foods signed a strategic agreement with a GCC governmental body, marking a significant milestone in international partnerships and expansion efforts.

In early 2024, Steakholder Foods signed an MoU with Wyler Farm, Israel largest tofu producer and one of its leading alternative protein producers. As part of the MoU, Steakholder Foods aims to sell and install a commercial-scale 3D meat printer between Q4-24 and Q1-25 with production capacity of up to 500 kg per hour of plant-based beef steaks. This is the first private-sector deal for Steakholder Foods and is expected to be valued at several million dollars over the coming years.

The Prime Minister of Israel visited Steakholder Foods to experience its cutting-edge 3D printing technology, highlighting the company’s recognition at the highest levels of government and its technological leadership.

In 2023 and 2024, the company received confirmation from a highly-regarded consultant regarding the use of the ingredients of the SHMeat and SHFish blends in the United States and the United Arab Emirates.

In 2023, Steakholder Foods received approval of a $1M grant from the SIIRD (Singapore-Israel Industrial R&D Foundation), reflecting a vote of confidence from both the Israel Innovation Authority and Enterprise Singapore in the company’s technological capabilities. In March 2024, the company received the first grant payment of $220 thousand, following the achievement of initial grant milestones.

Major Technology Advancements:

Steakholder Foods has made significant strides in the development and production of commercial scale 3D meat and fish printing technology and in the plant-based premixes:

Printing technologies:

1.	Drop Location in Space (DLS): A cornerstone of our seafood replication process, DLS technology allows the company to create textures that mirror the delicate structure of real seafood, from the tenderness to the flakiness, offering an authentic seafood dining experience devoid of the ocean’s bounty.

2.	Fused Paste Layering (FPL): In our quest to recreate meat’s unique fibrous texture, FPL technology plays a pivotal role, enabling the company to produce plant-based meats that rival their animal-based counterparts in both chewiness and texture, satisfying the palate of even the most discerning meat lovers.

Plant based premixes:

Central to our product lineup, the SHMeat and SHFish ranges offer an extensive variety of plant-based alternatives, designed to cater to a broad spectrum of culinary tastes and dietary preferences.

1.	SHMeat Blends: Our expansive SHMeat collection features a wide array of meat alternatives, spanning both printed and minced formats. From the savory depths of the SHMeat Beef Steak blend to the succulent tenderness of SHMeat Chicken, we offer an eclectic variety of options including pork, lamb, and even exotic meats. Meticulously crafted to emulate the exact taste and texture profiles of traditional meats, our SHMeat blends provide a truly authentic and enjoyable eating experience across a diverse range of culinary applications.

2.	SHFish Blends: The SHFish series is dedicated to delivering genuine fish and seafood alternatives, encompassing both printed and minced product forms. Our lineup includes the delicate SHFish White Fish blend, perfect for crafting flaky, tender fillets, alongside options such as salmon, tuna, and various shellfish. Harnessing our advanced production technologies, each SHFish product captures the distinctive textures and flavors specific to each type of seafood, offering a sustainable and responsible choice without compromising on the culinary experience. Ideal for a multitude of dishes, from elegant sushi to hearty seafood tacos, our SHFish blends meet the expectations of seafood enthusiasts and eco-conscious consumers alike.

2023 Financial Results Summary:

Research and development expenses increased to $7.0 million for the year ended December 31, 2023, compared to approximately $6.5 million for year ended December 31, 2022. The increase resulted mainly from payroll expenses, materials and professional services expenditures related to our research and development operations.

The loss from continuing operations increased to $15.5 million for the year ended December 31, 2023, compared to approximately $14.5 million for the year ended December 31, 2022. After deducting non-cash share-based compensation expenses and net financial income and expenses, the net loss decreased by approximately $1.4 million, driven mainly by decreases in marketing expenses.

Net loss per share from continuing operations decreased to $0.07 per ordinary share, compared to $0.11 per ordinary share in 2022.

Cash flow - Net cash used in operating activities decreased to $12.7 million for the year ended December 31, 2023, compared to approximately $14.8 million for the year ended December 31, 2022.

Net cash provided by financing activities increased by approximately $5.3 million, or 91%, to $11.2 million for the year ended December 31, 2023, compared to $5.8 million for the year ended December 31, 2022. This increase was due to the increase in proceeds from issuance of shares and warrants.

Cash and equivalents at year-end 2023 was $4.2 million, compared to $6.2 million as of year-end 2022.

Non-current assets stand at $5.8 million as of year-end 2023, compared to $8.6 million as of year-end 2022, primarily driven by a decrease in fixed assets due to discontinued operation and loss from other investment.

Total assets stand at $10.8 million as of year-end 2023, compared to $15.8 million as of year-end 2022.

Total capital stands at $5.8 million as of year-end 2023, compared to $9.4 million as of year-end 2022.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

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